Marriott International, Inc.	10400 Fernwood Road Dept. 52/92402
Corporate Headquarters	Bethesda, MD 20817
Carl T. Berquist Executive Vice President and Chief Financial Officer 301-380-4326 Phone 301-380-5067 Fax e-mail: carl.berquist@marriott.com

June 10, 2011

Mr. Daniel Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

RE: Marriott International, Inc.

Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”)

Filed February 18, 2011

File No. 001-13881

Dear Mr. Gordon,

On behalf of Marriott International, Inc. (“Marriott,” “we,” “us” or “our”), this responds to your letter dated May 27, 2011 that sets forth the comments of the Staff of the Division of Corporation Finance on our filing referenced above. The Staff’s comments are set forth below, followed by our related responses. If you have further questions, we would be pleased to discuss the responses with you at your convenience.

Comment #1:

Lodging, page 36

In future Exchange Act periodic reports, to the extent material, please provide a narrative discussion to explain the reasons for the variance in the company’s occupancy and average daily rate disclosures from the current fiscal year as compared to the preceding fiscal year in accordance with Item 303(a)(3)(i) of Regulation S-K. Please also include disclosure of any material trends with respect to such metrics.

Response to Comment #1:

Please note on page 25 of the 2010 Form 10-K in the Business and Overview section under the “Lodging” caption that we do discuss the material factors affecting variances in occupancy and average daily rate. In addition, we discuss known trends to the extent material (primarily relating to special corporate business and group business pricing) with respect to these metrics. We have provided an excerpt of that discussion on the following page. In future filings, we will further elaborate this discussion to the extent material and meaningful.

Mr. Daniel Gordon

June 10, 2011

2010 Form 10-K “Business and Overview” excerpt, page 25:

Lodging

Business conditions for our lodging business improved in 2010. While the recent recession significantly impacted lodging demand and hotel pricing, occupancies began to improve late in 2009 and that improvement continued throughout 2010. Room rates began to stabilize and improve in some markets in the 2010 second quarter, and that improvement continued, strengthened and expanded to other markets throughout the rest of 2010. In 2010, worldwide average daily rates on a constant dollar basis stayed the same as 2009 for company-operated properties. Worldwide RevPAR for company-operated properties increased 6.3 percent on a constant dollar basis for 2010, as compared to 2009, and occupancy increased 4.1 percentage points to 68.7 percent.

While worldwide RevPAR for 2010 remained well below 2008 levels, we continued to see strengthening in properties in Asia, Europe, the Caribbean, Latin America, and in our luxury properties around the world. Our hotels in Asia are particularly benefitting from strong economic growth in that region. Additionally, hotels in North America experienced stronger demand from corporate transient and association group customers in 2010 as compared to 2009, and that demand continued to strengthen progressively during the 2010 period. However, property-level banquet and catering spending continues to be weak primarily reflecting tight budgets and fewer group functions; although we did experience some improvement late in 2010. During the 2010 first quarter, group meeting cancellations declined to typical levels, and expected revenue from group meetings continued to improve throughout 2010. While our booking windows for both group business and transient business remain very short, our pace of bookings for group business for future periods continued to improve throughout 2010.

We monitor market conditions continuously and carefully price our rooms daily to meet individual hotel demand levels. We modify the mix of our business to increase revenue as demand changes. Demand for higher rated rooms improved in 2010, which allowed us to reduce discounting and special offers for transient business. This mix improvement benefited average daily rates at many hotels.

Negotiated corporate business (“special corporate business”) represented 14 percent of our full-service hotel room nights for 2010 in North America. By late 2010, demand trends had further strengthened, and we had negotiated rates with more than two-thirds of our 2011 special corporate rate clients. Those rates were meaningfully higher than those we negotiated in 2009 and early 2010. We typically negotiate and fix room rates associated with special corporate business in advance of the year to which they apply, which limits our ability to raise these rates quickly. We expect to complete negotiations with our remaining special corporate business clients in the 2011 first quarter. In negotiating pricing for this segment of business, we do not focus strictly on volume, but instead carefully evaluate the relationship with our customers, including for example, stay patterns (day of week and season), locations of stays, non-room spend, and aggregate spend.

Group business pricing is also inflexible in the near term, as some group business may be booked several years in advance of guest arrival. However, as a result of the recent recession, shorter group booking windows became more common for 2010 than they were in prior years. Accordingly, with strengthening demand, group business booked in 2010 showed stronger price improvement than business booked in 2009, and “in-the-year-for-the-year” bookings also increased in 2010.

Mr. Daniel Gordon

June 10, 2011

Comment #2:

Liquidity and Capital Resources, page 57

In future filings, please disclose, and discuss the reasons for, significant changes in types of capital expenditures and significant changes in capital expenditures overall. In addition, please include a discussion of expectations for future capital expenditures.

Response to Comment #2:

In future filings, we will disclose and discuss the reasons for significant changes in types of capital expenditures and expectations for future capital expenditures.

Comment #3:

Summary of Significant Accounting Policies, page 70

In future filings, please disclose your accounting policies related to cost capitalization. Please tell us, and disclose in future filings, the amounts of interest expense, salaries and related costs and other general and administrative costs that are capitalized each year, what activities these costs relate to, and what percentage of total salaries and related costs these costs represent.

Response to Comment #3:

We capitalize interest and certain salaries and related costs for the following types of assets: (1) development and construction projects for the limited number of properties we own or lease; (2) intangible assets associated with acquiring management, franchise or licensing agreements; (3) internally developed software; (4) development and construction projects for our Timeshare inventory; and (5) equity method investments for which the related joint ventures have activities in progress necessary to begin planned principal operations.

Interest Expense

As shown in Exhibit 12, “Computation of Ratio of Earnings to Fixed Charges” to our 2010 Form 10-K, we capitalized $18 million, $32 million and $55 million of interest expense in 2010, 2009 and 2008, respectively. The following table provides a breakout of the asset categories where we capitalized this interest expense:

Asset Category	Interest Expense Capitalized ($ in millions)
	2010	2009	2008
Property, plant and equipment	$10	$8	$26
Timeshare inventory	3	20	25
Equity method investments	5	4	4

Total as disclosed in Exhibit 12	$18	$32	$55

We have excerpted below from Footnote No. 8, “Property and Equipment” of our 2010 Form 10-K our disclosure for the amounts of interest capitalized as a cost of property and equipment for the last three years, also shown in the preceding table.

Mr. Daniel Gordon

June 10, 2011

2010 Form 10-K Footnote No. 8 “Property and Equipment” excerpt, page 88:

We record property and equipment at cost, including interest and real estate taxes incurred during development and construction. Interest capitalized as a cost of property and equipment totaled $10 million in 2010, $8 million in 2009, and $26 million in 2008.

In future filings, we also will disclose interest expense capitalized for Timeshare segment inventory, and to the extent it becomes material, equity method investments, along with the respective accounting policies.

Salaries and Related Costs

As the following table demonstrates, we do not believe any of the general, administrative, and other expenses and Timeshare-direct expenses that we have capitalized are material for disclosure. Capitalized general, administrative, and other expenses in total represent 2.9%, 3.2%, and 5.2% of 2010, 2009, and 2008 adjusted general, administrative, and other expenses (adjusted to add back these capitalized costs), respectively. Capitalized Timeshare-direct expenses in total represent 1.4%, 2.3%, and 2.3% of 2010, 2009, and 2008 adjusted Timeshare-direct expenses (also adjusted to add back these capitalized costs), respectively.

	Amounts Capitalized ($ in millions)
	2010	2009	2008
General, administrative, and other expense:
Salaries and related costs capitalized	$23	$24	$44

General, administrative, and other expense, as reported	$780	$722	$803
Add: Salaries and related costs capitalized	23	24	44

Adjusted general, administrative, and other expense	$803	$746	$847

% of Adjusted general, administrative, and other expense	2.9%	3.2%	5.2%

Timeshare-direct expense:
Salaries and related costs capitalized	$14	$24	$32

Timeshare-direct expense, as reported	$1,022	$1,040	$1,334
Add: Salaries and related costs capitalized	14	24	32

Adjusted Timeshare-direct expense	$1,036	$1,064	$1,366

% of Adjusted Timeshare-direct expense	1.4%	2.3%	2.3%

We disclosed our policy for capitalizing costs incurred to acquire management, franchise, and license agreements as well as the related cumulative amounts in Footnote No. 10, “Goodwill and Intangible Assets” on page 90 of our 2010 Form 10-K. These amounts include the salaries and related costs but primarily consist of external costs related to contract acquisition and development that are both direct and incremental.

Mr. Daniel Gordon

June 10, 2011

In future filings, if any of the costs reflected in the preceding table become material, we will disclose our accounting policies and the associated activities related to these and other material costs.

Comment #4:

Item 15. Exhibits and Financial Statement Schedules, page 115

It appears that the schedules and exhibits for your amended and restated credit agreement, filed as exhibit 10.1, were not included when you filed that agreement originally. Please file the noted agreement, complete with the schedules or exhibits, in accordance with Item 601(b)(10) of Regulation S-K or tell us why the agreement is no longer material.

Response to Comment #4:

We are in the process of further amending and restating the credit agreement, and currently expect that the second amended and restated credit agreement will be in place before we file our next report on Form 10-Q for our fiscal quarter ended June 17, 2011. The second amended and restated credit agreement will fully replace the existing amended and restated credit agreement, and accordingly the current amended and restated credit agreement will no longer be in effect or material. We intend to report the second amended and restated credit agreement as a material contract under Item 1.01 of Form 8-K and file it, complete with schedules and exhibits, as an exhibit to either that report or our second quarter 2011 report on Form 10-Q.

As you requested, we acknowledge that (1) Marriott is responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Marriott’s filings; and (3) Marriott may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

While we believe that this response answers the Staff’s questions, please contact Carl Berquist, Executive Vice President and Chief Financial Officer, at (301) 380-4326 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ Carl T. Berquist
Carl T. Berquist
Executive Vice President and Chief Financial Officer